CONFORMED COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 27, 2010

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated April 27, 2010 relating to the announcement of exercise of Over-Allotment Option in respect of the proposed offering of additional American Depositary Shares of the Company.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 27, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an invitation or offer to the public in Hong Kong to acquire, purchase or subscribe for any securities. The offering may be made only by means of a prospectus supplement and related based prospectus.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
EXERCISE OF OVER-ALLOTMENT OPTION
Reference is made to the announcement of the Company dated 26 April 2010, and the Company’s Overseas Regulatory Announcements dated 23 April 2010 in respect of the ADR Offering.
The Board is pleased to announce that, pursuant to the Underwriting Agreement, on 27 April 2010 the Underwriters have given notice to the Company that they have exercised in full the option granted by the Company to purchase 525,000 ADSs, representing in aggregate up to 10,500,000 New Shares, in addition to the 3,500,000 ADSs they agreed to purchase under the Underwriting Agreement. Accordingly, an additional 525,000 ADSs will be issued at the Offer Price by the Company under the ADR Offering and placed by the Underwriters to professional, institutional and/or private investors, none of whom are connected persons of the Company.
The Underwriting Agreement is conditional. If any of the conditions of the Underwriting Agreement are not satisfied, or if the Underwriters terminate the Underwriting Agreement on or before the Firm ADS Closing Date, the ADR Offering will not proceed. A further announcement will be made if such conditions are not satisfied or if the Underwriting Agreement is terminated by the Underwriters.
Further announcement(s) will be made by the Company to update Shareholders and potential investors on any material developments in the ADR Offering. Shareholders and potential investors are recommended to exercise caution when dealing in the Shares.

EXERCISE OF OVER-ALLOTMENT OPTION
Reference is made to the announcement of the Company dated 26 April 2010, and the Overseas Regulatory Announcements of the Company dated 23 April 2010 in respect of the ADR Offering. Save as otherwise defined, terms used in this announcement shall have the same meanings as those used in the announcement of the Company dated 26 April 2010.
The Board is pleased to announce that, pursuant to the Underwriting Agreement, on 27 April 2010 the Underwriters have given notice to the Company that they have exercised in full the option granted by the Company to purchase 525,000 ADSs, representing in aggregate up to 10,500,000 New Shares, in addition to the 3,500,000 ADSs they agreed to purchase under the Underwriting Agreement. Accordingly, an additional 525,000 ADSs will be issued at the Offer Price by the Company under the ADR Offering and placed by the Underwriters to professional, institutional and/or private investors, none of whom are connected persons of the Company.
Completion of the issue of the additional 525,000 ADSs upon the exercise of the over-allotment option will occur concurrently with completion of the initial issue of 3,500,000 ADSs, and is expected to take place on or before 28 April 2010 (New York City time).
The Underwriting Agreement is conditional. If any of the conditions of the Underwriting Agreement are not satisfied, or if the Underwriters terminate the Underwriting Agreement on or before the Firm ADS Closing Date, the ADR Offering will not proceed. A further announcement will be made if such conditions are not satisfied or if the Underwriting Agreement is terminated by the Underwriters.
LISTING
The additional 525,000 ADSs which are to be issued upon the exercise of the over-allotment option will be listed on the Nasdaq Global Market.
An application has been made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the 10,500,000 New Shares, which are to be allotted and issued as underlying securities for the additional ADSs, on the Stock Exchange. No application will be made by the Company for the listing of the additional 525,000 ADSs on the Stock Exchange.
GENERAL
Further announcement(s) will be made by the Company to update Shareholders and potential investors on any material developments in the ADR Offering. Shareholders and potential investors are recommended to exercise caution when dealing in the Shares.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary
Hong Kong, 27 April 2010

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.